                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13E-3
                         RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (Amendment No. 1)

                                    FVNB CORP.
                                 (NAME OF ISSUER)

                                    FVNB CORP.
                                FVNB MERGER CORP.
                       (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $0.01 PAR VALUE
                          (Title of Class of Securities)

                                      30267410
                       (CUSIP Number of Class of Securities)

                                   David M. Gaddis
                        President and Chief Executive Officer
                                      FVNB Corp.
                            101 S. Main Street, Suite 508
                                   (361) 572-6500

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                   With Copies To:

                                Cary Plotkin Kavy, Esq.
                               Cox & Smith Incorporated
                               112 E. Pecan, Suite 1800
                               San Antonio, Texas 75205
                                    (210) 554-5500

This statement is filed in connection with (check the
appropriate box):
a.      [X]       The filing of solicitation materials or an
        information statement subject to Regulation
        14A, Regulation 14C or Rule 13e-3(c) under
        the Securities Exchange Act of 1934.
b.      [ ]       The filing of a registration statement under
        the Securities Act of 1933.
c.      [ ]       A tender offer.
d.      [ ]       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

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CALCULATION OF FILING FEE



              Transaction Valuation(*)              Amount of Filing Fee
              ------------------------              ---------------------
                    $16,875,000                             $3,375


(*)Based upon maximum proposed number of shares to be cashed out in the merger of 375,000 shares at $45.00 per share.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

       Amount Previously Paid: $3,375

       Form or Registration No.: Schedule 14A

       Filing Party: FVNB Corp.

       Date Filed: April 27, 2001


















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                                   INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by FVNB Corp., a Texas corporation ("FVNB" or the "Company"), and FVNB Merger Corp., a Texas corporation and wholly-owned subsidiary of the Company ("Merger Subsidiary"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of April 19, 2001 (the "Merger Agreement"), by and between the Company and FVNB Merger Corp., a Texas corporation and wholly-owned subsidiary of the Company ("Merger Subsidiary"). A copy of the Merger Agreement is attached as Annex A to the amended preliminary proxy statement filed by the Company contemporaneously herewith (including all annexes thereto, the "Proxy Statement"). The Proxy Statement is attached hereto as Exhibit (a)(1).

The Statement was initially filed with the Securities and Exchange Commission on April 27, 2001. This Amendment No. 1 to the Statement is being filed in part to reflect (a) the addition of Merger Subsidiary as an additional party filing the Statement; (b) various revisions in the preliminary proxy materials filed as Exhibit (a)(1) to the Statement; and (c) the inclusion as Exhibit
(a)(4) to the Statement of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, as filed with the Securities and Exchange Commission on May 10, 2001.

Concurrently with the filing of this Amendment No. 1 to the Statement, the Company is filing with the Securities and Exchange Commission an Amendment No. 1 to the Proxy Statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the annual meeting of the shareholders of the Company at which the shareholders will consider and vote upon a proposal to approve and adopt the Merger Agreement.

The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Statement will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         Item 3 is hereby amended and supplemented to reflect the addition of Merger Subsidiary as an additional party filing the Statement.

         Items 3(a) and (b) are amended to reflect the information regarding Merger Subsidiary set forth in the Proxy Statement under "PROPOSAL ONE-The Parties;" "PROPOSAL TWO-- Nominees for Election and Security Ownership of Management;" and "Executive Officers" which is incorporated herein by reference.

         Items 3(b) and (c) are amended and supplemented as follows:

         During the last five years, neither Merger Subsidiary nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

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ITEM 8. FAIRNESS OF THE TRANSACTION.

         Items 8(a)-(e) are amended to reflect the information set forth in the Proxy Statement under "SPECIAL FACTORS-Merger Subsidiary's Determination of Fairness of the Merger Proposal" which is incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

         Item 16 is amended and supplemented to reflect the amendment of Exhibit (a)(1) and the addition of Exhibit (a)(4), each of which amended or supplemental exhibits is filed herewith.

         (a)(1)   Amendment No. 1 to Preliminary Proxy Statement on
Schedule 14A of the Company, as filed with the Securities and Exchange Commission on June 12, 2001.

         (a)(4) Quarterly Report on Form 10-Q of the Company for its fiscal quarter ended March 31, 2001, as filed with the Securities and Exchange Commission on May 10, 2001.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 12, 2001

                                             FVNB CORP.

                                             By: /s/ DAVID M. GADDIS
                                                --------------------------
                                                      David M. Gaddis
                                                      President


                                             FVNB MERGER CORP.

                                             By: /s/ DAVID M. GADDIS
                                                --------------------------
                                                      David M. Gaddis
                                                      President








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                                   EXHIBIT INDEX

EXHIBIT
NUMBER                              DESCRIPTION

    (a)(1) Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on June 12, 2001.

    (a)(4) Quarterly Report on Form 10-Q of the Company for its fiscal quarter ended March 31, 2001, as filed with the Securities and Exchange Commission on May 10, 2001.